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                             December 6, 2022

       Wensheng Liu
       Chief Executive Officer
       ETAO International Co., Ltd.
       1460 Broadway, 14th Floor
       New York, NY 10036

                                                        Re: ETAO International
Co., Ltd.
                                                            Amendment No. 3 to
Draft Registration Statement on Form F-4
                                                            Submitted November
29, 2022
                                                            CIK 0001939696

       Dear Wensheng Liu:

              We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to the comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 3 to Draft Registration Statement on Form F-4 submitted November 29, 2022

       Intellectual Property, page 226

   1. We note your response to our prior comment 5. Please revise your statement that ETAO and the VIEs had
registered 28 patents to segregate issued patents and patent applications and disclose the
typical duration of patent rights in China for inventions.
 Wensheng Liu
ETAO International Co., Ltd.
December 6, 2022
Page 2

       You may contact Tracie Mariner at 202-551-3744 or Sasha Parikh at 202-551-3627 if
you have questions regarding comments on the financial statements and related matters. Please contact Jordan Nimitz at 202-551-5831 or Christine Westbrook at 202-551-5019 with any other questions.



                                                          Sincerely,

FirstName LastNameWensheng Liu                            Division of
Corporation Finance
                                                          Office of Industrial
Applications and
Comapany NameETAO International Co., Ltd.
                                                          Services
December 6, 2022 Page 2
cc:       Mitchell Nussbaum, Esq.
FirstName LastName